02057925

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

PE 8-31-02

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

RECEIVED SEP 17 2002

For the month of August 2002

Commission File No.: **0-30308**

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

PROCESSED
SEP 18 2002
THOMSON
FINANCIAL

By: Thomas W. Beattie
Vice President, Corporate Development

Date: September 6, 2002

WKM

NEWS RELEASE

SOUTHWESTERN AMENDS RELEASE TERMS OF ESCROW AGREEMENT

August 30, 2002

Vancouver, B.C. – Southwestern Resources Corp. (SWG-TSE) announced today that it has entered into an agreement between Southwestern, two shareholders of Southwestern (Global Gold Corporation and John G. Paterson), The Toronto Stock Exchange and the trustee to amend the prior Escrow Agreement.

The new Escrow Agreement will allow 25% (419,842 shares) of the 1,679,371 shares currently held in escrow to be released on October 30, 2002 and the remaining shares to be released from escrow in three equal installments of 419,843 shares in six month intervals over 18 months thereafter. The information in this News Release regarding the Escrow Agreement is in substitution for that contained in the Company's News Release dated June 13, 2002.

Southwestern Resources Corp. is a well-financed international exploration company exploring for precious and base metals in Peru, Argentina and China. Southwestern Resources is also exploring for diamonds in Canada and Brazil through its 39% owned affiliate, Canabrava Diamond Corporation, and for platinum group metals in Canada through its 17.2% owned affiliate, Aurora Platinum Corp.

-30-

For more information, please contact:
Daniel G. Innes, VP, Exploration or
Thomas W. Beattie, VP, Corporate Development
Southwestern Resources Corp.
1650-701 West Georgia Street
Vancouver, B.C. V7Y 1C6, Canada
Tel. (604) 669-2525/Fax (604) 688-5175
Web site: http://www.swgold.com
e-mail: info@swgold.com

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**15,812,096**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance (provide description):		
SUBTRACT:	Issuer Bid Purchase **(see attachment)**		(10,700)
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**15,801,396**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM:		N/A
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: Pre-Plan

Stock Options Outstanding — Opening Balance	**604,500**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**604,500**

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: Post-Plan

Stock Options Outstanding — Opening Balance	**955,500**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
Aug. 2, 2002	Charlie Cheng	Aug. 1, 2007	2.99	5,000
			SUBTOTAL	5,000

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	
Stock Option Outstanding — Closing Balance					**960,500**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		5,500
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Granted (SUBTRACT)		(5,000)
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**500**

All information reported in this Form is for the month of **August 2002**

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Thomas W. Beattie
PHONE / EMAIL	(604) 669 2525 - tbeattie@swgold.com
DATE	September 6, 2002

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SOUTHWESTERN RESOURCES CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 1

DATE OF LAST REPORT FILED (DD MM YY): 12 08 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DD MM YY):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SOUTHWESTERN RESOURCES CORP.

GIVEN NAMES:

NO.: 701 STREET: West Georgia Street APT: 1650

CITY: VANCOUVER

PROV: BRITISH COLUMBIA POSTAL CODE: V7Y 1C6

BUSINESS TELEPHONE NUMBER: 604 - 669 - 2525 EXT

BUSINESS FAX NUMBER: 604 - 688 - 5175

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares	646,500	29	08	02	10	4,000		2.75	☐	650,500	1	
Common Shares	650,500	29	08	02	10	1,000		2.71	☐	651,500	1	
Common Shares	651,500	29	08	02	10	3,000		2.69	☐	654,500	1	
Common Shares	654,500	29	08	02	10	500		2.65	☐	655,000	1	
Common Shares	655,000	29	08	02	10	1,900		2.60	☐	656,900	1	
Common Shares	656,900	29	08	02	10	300		2.78	☐	657,200	1	
									☐			
									☐			
									☐			

BOX 6. REMARKS

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): **Thomas W. Beattie**
Vice President, Corporate Dev.

SIGNATURE

DATE OF THIS REPORT (DD MM YY): 05 09 02

BY FACSIMILE (416) 947 4398
ORIGINAL TO FOLLOW BY MAIL

September 5, 2002

The Toronto Stock Exchange
Attention: Issuer Bid Reporting, Market Policy Section
2 First Canadian Place
Toronto, ON M5X 1J2

Dear Sirs:

Re: Southwestern Resources Corp. (SWG-T)

Pursuant to The Exchange s Policy regarding Normal Course Issuer Bids, we are pleased to report the following transactions:

Dates of purchases	# of shares purchased	Average price paid $	Status of shares
August 29, 2002	10,700	2.69	Hold for possible resale
Total shares purchased during August 2002	**10,700**		

Southwestern has purchased, to date, a total of **180,300** under the current plan (which commenced December 27, 2001) and holds 657,200 shares for possible resale.

Should you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

SOUTHWESTERN RESOURCES CORP.

Thomas W. Beattie
Vice President, Corporate Development

#1650-701 West Georgia St., P.O. Box 10102, Vancouver B.C., Canada V7Y 1C6
Telephone (604) 669-2525 *Fax* (604) 688-5175 *Web Site*: www.swgold.com

Southwestern
Resources Corp.



SECOND QUARTER REPORT

for the six months ending June 30, 2002

dykes. Drilling will concentrate on testing several zones including Puca Puca, Mantoes, Collpajata and Pucara. At Pucara, the skarn mineralization has been traced downdip for over 2,000 metres, supporting the interpretation that this is a large mineralizing system. The initial drilling will involve 12 to 14 holes to test various areas within the system.

A program of pitting was completed at Lince and has clearly shown that surface leaching of zinc and copper is widespread. Sulphide grades can be anywhere from two to ten times higher than oxide grades in the leached zone.

Milenio/Potongo Project, Peru

The Company has a 100% interest in the Milenio copper/gold porphyry prospect and the Potongo copper/gold skarn. Both of these prospects warrant detailed mapping and sampling to evaluate their potential. A program of extensive trenching will be conducted in both areas in the third quarter.

Bambas North Joint Venture, Peru

The Bambas North is an 80% Southern Peru Copper Ltd. / 20% Southwestern Joint Venture focused on the exploration and discovery of porphyry copper-gold systems. Southern Peru is the operator and is funding 100% of the costs through production.

Two properties of interest are the Munapucro and Josnitoro. Southern Peru is presently conducting detailed sampling and mapping on these prospects which host copper-gold porphyry and skarn prospects.

Yiliang Project, China

The stream sediment and prospecting program was completed on the east block of the Yiliang Project and the Company has fulfilled its obligations on the first phase of the cooperative joint venture with Yunnan MGMR. Several important areas with nickel-copper anomalies require further sampling which will be completed in the next quarter. The Company is also evaluating several important zinc mineralized areas and a number of third party gold properties for acquisition through joint venture and staking.

The Yiliang area is considered to have high potential for the discovery of Noril'sk-type nickel deposits.

Quihuire Property, Peru

The Quihuire Property is owned 100% by Southwestern and is located 20 kilometres north of the Bambas copper-gold skarn zone. Quihuire is underlain by a magnetite rich skarn extending for 800 metres and up to 500 metres wide. Preliminary rock chip sampling indicates the skarn contains plus 1% copper and 0.5 g/t gold. A program of trenching and extensive sampling will be conducted in the third quarter to evaluate this mineralization.

Winter Joint Venture, Peru

Southern Peru is earning 65% of the Winter Property by funding the first US$650,000 in exploration and making a cash payment of US$1 million to the Company by June 2003. Southern Peru has initiated a US$300,000 exploration program including geophysics and drilling. The Winter Property adjoins Southern Peru's Los Chancas Property where a substantial copper-gold porphyry has been delineated and is presently in the feasibility stage.

Diamond Exploration

Canabrava Diamond Corporation, in which Southwestern holds a 39% interest, is actively exploring for diamonds in Ontario, Quebec and Nunavut. Recently Canabrava signed an option agreement with Diamonds North Resources Ltd. to earn 50% of their Hadley Bay Project located on Victoria Island in Canada's Arctic. Drilling has commenced on this Project to test several high priority magnetic features. To date, 18 kimberlites have been discovered in the vicinity of these targets, some of which were diamondiferous.

In Quebec, on the Mistassini Project, a summer prospecting and sampling program was completed. A total of 284 samples of glacial material was collected and presently is being processed for kimberlite indicator minerals. The sampling program was focused down-ice from 77 priority airborne magnetic targets. Results of the kimberlite indicator mineral analyses will be used to prioritize drill targets to be tested, starting in the fall.

Canabrava is active on several projects in Ontario and recently completed a 3,748 line kilometre airborne magnetic survey in the Green Block. Out of this survey 51 priority geophysical targets have been selected for follow-up. On the Martel and Snow Blocks over 8,000 line kilometres of airborne geophysics were completed and 45 targets have been selected for follow-up ground exploration.

John G Paterson
President

MANAGEMENT'S DISCUSSION AND ANALYSIS *of financial condition and results of operations*

June 30, 2002 and 2001

This interim Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Company's MD&A for the year ended December 31, 2001 and the interim financial statements for the period ended June 30, 2002. The focus of this discussion is on material changes and information relating to the current period and may exclude certain information disclosed in the previous year's discussion.

Description of Business

The Company is a development stage junior mining company engaged in the location, acquisition, evaluation, exploration and development of mineral properties, especially with the potential to host gold, silver and base metals primarily in Peru, China and Argentina.

The Company conducts a significant portion of its exploration activities through joint exploration programs, referred to as joint ventures, which are structured to allow an interested party to earn an interest in a project by making certain expenditures on the Company's properties over a period of time. At the present time the Company has a number of joint exploration programs with various companies in Peru, China and Argentina. The majority of the agreements are structured so that the partner may earn up to a 70% interest in the property by funding all or a portion of the exploration costs and 100% of the development and construction costs required to bring a mine into operation.

During the second quarter, the Company's main focus of exploration was in Peru on the Bambas West Project with Inco Limited, and in China on the Yiliang Project.

Results of Operations

The consolidated losses for the three and six months ended June 30, 2002 were $2.1 million and $4.8 million or $0.13 and $0.30 per share compared with $4.0 million and $4.1 million or $0.27 and $0.28 per share for the same periods in 2001. The main reason for the decrease in losses in the three month period was due to a $2.5 million resource property write off in 2001. The increase in losses over the six month period resulted from lower interest revenue, higher foreign exchange losses, and an increase in general exploration. This was partially offset by a decrease in resource property costs written off and gains on shares issued by affiliated companies.

In 2002, general and administrative expenses increased by $232,000 over the three month period and $96,000 over the six month period mainly due to an increase in investor relations expenditures which was partially offset by a decrease in consulting fees charged by directors, officers and other consultants.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars. The current year to date loss of $402,000 compared to a gain of $65,000 for the same six month period last year reflects a significant strengthening of the Canadian dollar during the second quarter of 2002. The loss for the second quarter is $107,000 less than for the same period in 2001.

General exploration expenses of $407,000 for the three months and $849,000 for the six months ended June 30, 2002 relate to expenditures of a general reconnaissance nature along with some of the costs of maintaining the Company's foreign exploration offices, and includes that portion of resource property expenditures which has been charged to expense. This compares to $164,000 and $389,000 charged to general exploration expense for the same periods ended June 30, 2001. The increase relates to general reconnaissance work in Peru.

A total of $1.9 million in resource property costs was written off during the first quarter of this year relating to projects in Peru.

The $423,000 decrease in interest and other income during the current six month period resulted from lower cash balances and interest rates as well as from the sale of the Company's accumulated value added taxes and tax losses of its Chilean subsidiary company in January 2001.

The Company recorded a net dilution gain of $105,000 for the six month period ended June 30, 2002, resulting from shares issued by Canabrava Diamond Corporation ("Canabrava"), Aurora Platinum Corp. and Maxy Oil and Gas Inc. ("Maxy"), compared to a loss of $274,000 in 2001.

In March 2002, the Company sold 7 million of its free trading shares of Maxy at $0.08 per share. In a separate transaction, the Company purchased 5.6 million units of Maxy at $0.10 per unit. Each unit consists of one common share and one common share purchase warrant. As a result, the Company's interest in Maxy was reduced from 22.9% to 16.0% and a loss on deemed disposition of $48,111 was recorded. The investment in Maxy is being accounted for using the cost basis effective January 1, 2002 rather than the equity method of accounting for investments.

In June 2002, the Company wrote off its investments in Unirex Corporation ($85,333), Consolidated JABA Inc. ($206,000) and Paramount Ventures and Finance Inc. ($49,122).

Financial Condition, Liquidity and Capital Resources

The Company's working capital as at June 30, 2002 was $7.3 million compared with $10.3 million as at December 31, 2001. The decrease of $3.0 million is attributed to resource property expenditures of $335,000, the acquisition of the Company's common shares pursuant to its current normal course issuer bid of $265,000, operating expenditures of $2,352,000 and additional investments in Pacific Minerals Inc. ($48,000) and Canabrava ($30,000).

The carrying value of resource properties declined by approximately $1.5 million due to the write off of resource property costs in Peru totalling $1.9 million. Resource property expenditures of $335,000 were incurred during the six month period ended June 30, 2002.

Share capital decreased by $245,000 to $80.7 million due to the acquisition of 97,000 common shares pursuant to the Company's normal course issuer bid. The current normal course issuer bid was initiated on December 27, 2001.

On April 18, 2002 the Company entered into a letter agreement with Compania de Minas Buenaventura S.A.A. ("Buenaventura") to sell its 50% interest in the Poracota Property in Peru for US$4.5 million over a three year period. Under the terms of the agreement, Buenaventura made a payment to Southwestern of US$100,000 and is to make staged payments of US$200,000 on the first anniversary, US$300,000 on the second anniversary and US$3.9 million on the third anniversary.

The Company's main source of liquidity is its cash and cash equivalents. However, this is supplemented by interest earned, and these sources of cash are considered sufficient to meet near-term financial requirements.

Outlook

The Company expects to focus the majority of its exploration activities in Peru, China and Argentina and will form additional joint ventures in order to reduce shareholder risk and conserve working capital. As a mineral exploration company, the future liquidity of Southwestern will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets. In management's view, the Company's cash position is more than sufficient to fund planned exploration expenditures and meet ongoing obligations as they become due.

CONSOLIDATED *balance sheets*

Unaudited ($ in thousands)

As at	June 30 2002	December 31 2001
Assets		
Current		
Cash and cash equivalents	$ 7,301	$ 10,468
Exploration advances and other receivables	123	86
	7,424	10,554
Capital assets *(note 2)*	475	619
Resource properties *(note 3)*	14,269	15,834
Investments *(note 4)*	10,482	10,854
	$ 32,650	$ 37,861
Liabilities		
Current		
Accounts payable and accrued charges	$ 93	$ 241
Shareholders' Equity		
Share capital *(note 6)*		
Authorized		
100,000 common shares without par value		
Issued and outstanding		
15,874,496 shares (2001 – 15,971,496)	80,729	80,974
Deficit	(48,172)	(43,354)
	32,557	37,620
	$ 32,650	$ 37,861

Approved by the Board

George H Plewes

John G Paterson

CONSOLIDATED *statements of loss and deficit*

Unaudited ($ in thousands)

	Three months ending June 30		Six months ending June 30	
	2002	2001	2002	2001
Expenses				
General and administrative	$ 770	$ 538	$ 1,238	$ 1,142
Depreciation	17	18	35	36
Foreign exchange loss (gain)	401	508	402	(65)
General exploration	407	164	849	389
Resource property costs written off	–	2,501	1,894	2,501
Loss before undernoted items	(1,595)	(3,729)	(4,418)	(4,003)
Interest and other income	80	181	165	588
Gains (losses) on shares issued by affiliated companies	–	(136)	105	(274)
Equity in losses of affiliated companies	(131)	(135)	(216)	(220)
Loss on sale of capital assets	(114)	–	(114)	
Write down of investments	(340)	(183)	(340)	(183)
Net loss for the period	(2,100)	(4,002)	(4,818)	(4,092)
Deficit at beginning of period	(46,072)	(30,466)	(43,354)	(27,704)
Loss on sale of own shares	–	–	–	(2,672)
Deficit at end of period	$ (48,172)	$ (34,468)	$ (48,172)	$ (34,468)
Loss per share – basic and diluted	$ (0.13)	$ (0.27)	$ (0.30)	$ (0.28)

CONSOLIDATED *statements of cash flows*

Unaudited ($ in thousands)

	Three months ending June 30 2002	2001	Six months ending June 30 2002	2001
Operating Activities				
Net loss for the period	$(2,100)	$ (4,002)	$ (4,818)	$ (4,092)
Items not involving cash				
Depreciation	17	18	35	36
Resource property costs written off	–	2,501	1,894	2,501
(Gains) losses on shares issued by affiliated companies	–	136	(105)	274
Equity in losses of affiliated companies	131	135	216	220
Loss on sale of capital assets	114	–	114	
Write down of investments	340	183	340	183
	(1,498)	(1,029)	(2,324)	(878)
Change in non-cash operating working capital items:				
Decrease (increase) in exploration advances and other receivables	(3)	(17)	48	77
(Decrease) increase in accounts payable and accrued charges	(52)	37	(76)	33
	(1,553)	(1,009)	(2,352)	(768)
Investing Activities				
Resource property expenditures	(40)	(1,285)	(417)	(1,818)
Additions to capital assets	(54)	31	(55)	(129)
Increase in investments	(30)	(200)	(78)	(346)
	(124)	(1,454)	(550)	(2,293)
Financing Activities				
Shares issued	–	3,000	–	3,000
Shares sold	–	–	–	5,869
Shares purchased	–	(589)	(265)	(1,067)
	–	2,411	(265)	7,802
(Decrease) increase in cash and cash equivalents during the period	(1,677)	(52)	(3,167)	4,741
Cash and cash equivalents at beginning of period	8,978	13,348	10,468	8,555
Cash and cash equivalents at end of period	$ 7,301	$ 13,296	$ 7,301	$ 13,296
Cash and cash equivalents consist of:				
Cash	$ 380	$ 647	$ 380	$ 647
Short-term investments	6,921	12,649	6,921	12,649
Cash and cash equivalents at end of period	$ 7,301	$ 13,296	$ 7,301	$ 13,296

NOTES TO CONSOLIDATED *financial statements*

June 30, 2002
All tabular amounts are in thousands of dollars

1. Significant Accounting Policies

a) These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by Southwestern Resources Corp. (the "Company") as set out in the audited financial statements for the year ended December 31, 2001 with the exception noted in note 1b below. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted financial principles have been omitted. These interim financial statements should be read together with the Company's audited financial statements for the year ended December 31, 2001.

b) The Company adopted the recommendations of the new CICA handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity.

The Company adopted the intrinsic value method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted.

c) In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

2. Capital Assets

	Cost	Accumulated Depreciation	June 30 2002 Net Book Value	December 31 2001 Net Book Value
Office and other equipment	$ 752	$ 575	$ 177	$ 205
Computer equipment	657	508	149	166
Vehicles	496	347	149	248
	$1,905	$ 1,430	$ 475	$ 619

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $49,662

3. Resource Properties

	June 30 2002	December 31 2001
Peru	$ 11,929	$ 13,745
Chile	451	449
China	243	116
Argentina	1,646	1,524
	$ 14,269	$ 15,834

The Company abandoned four projects in Peru (Evita, Susan, Tauria and San Pedro) during the six month period ended June 30, 2002 and as a result, $1.0 million of resource property costs were written off. As well, an additional $0.9 million of resource property costs were written off that related to regional exploration programs in Peru.

On April 18, 2002 the Company signed an agreement with Compania de Minas Buenaventura S.A.A. ("Buenaventura") to sell its 50% interest in the Poracota Property in Peru for US$4.5 million over a three year period. Under the terms of the agreement, Buenaventura made a payment to Southwestern of US$100,000 and is to make staged payments of US$200,000 on the first anniversary, US$300,000 on the second anniversary and US$3,900,000 on the third anniversary.

4. Investments

	Ownership %	Carrying Value	Quoted Market Value	June 30, 2002 Gain (Loss) on Deemed Disposition
Significantly influenced affiliates				
Aurora Platinum Corp.	18.8	$ 2,736	$ 12,646	$ 70
Canabrava Diamond Corporation	39.1	6,384	4,617	83
		9,120	17,263	153
Other				
Maxy Oil & Gas Inc.	16.0	410	1,248	(48)
Empire Petroleum Corporation	5.7	636	240	–
Pacific Minerals Inc.	4.0	316	1,170	–
		1,362	2,837	(48)
		$ 10,482	$ 20,100	$ 105

	Ownership %	Carrying Value	Quoted Market Value	December 31, 2001 Gain (Loss) on Deemed Disposition
Significantly influenced affiliates				
Aurora Platinum Corp.	19.3	$ 2,732	$ 9,099	$ (124)
Canabrava Diamond Corporation	42.6	6,420	7,992	(143)
Maxy Oil & Gas Inc.	22.9	458	458	–
		9,610	17,549	(267)
Other				
Empire Petroleum Corporation	8.7	636	267	–
Consolidated JABA Inc.	10.3	206	104	–
Unirex Corporation	6.7	85	85	–
Pacific Minerals Inc.	15.5	268	359	–
Paramount Ventures and Finance Inc.	1.0	49	35	–
		1,244	850	–
		$ 10,854	$ 18,399	$ (267)

In March 2002, the Company sold 7 million free trading shares of Maxy Oil & Gas Inc. ("Maxy") at $0.08 per share. In a separate transaction, as a private placement, the Company purchased 5.6 million units of Maxy at $0.10 per unit. Each unit consists of one common share and one common share purchase warrant. As a result, the Company's interest in Maxy was reduced from 22.9% to 16.0% and a loss on deemed disposition of $48,111 was recorded. The investment in Maxy is being accounted for using the cost basis beginning from January 1, 2002 rather than the equity basis.

As a result of share issuances by both Aurora Platinum Corp. ("Aurora") and Canabrava Diamond Corporation ("Canabrava"), the Company recorded gains on deemed disposition of $69,903 and $83,143 respectively.

During the six month period ended June 30, 2002, the Company purchased an additional 73,000 common shares of Pacific Minerals Inc. at a cost of $48,236 and an additional 92,000 common shares of Canabrava at a cost of $30,613.

In June 2002, the Company wrote off its investments in Unirex Corporation ($85,333), Consolidated JABA Inc. ($206,000), and Paramount Ventures and Finance Inc. ($49,122).

5. Income Taxes

The Company has future tax assets that have been fully offset by a valuation allowance at June 30, 2002.

6. Share Capital

a) Authorized 100,000,000 common shares without par value.

b) Issued and outstanding during the period:

	For the six month period ended June 30, 2002					
	Number of Shares Issued (thousands)	Amount	Treasury Shares (thousands)	Amount	Number of Shares Outstanding (thousands)	Amount
Beginning of period	16,459	$ 82,521	487	$ 1,547	15,972	$ 80,974
Shares purchased	–	–	97	245	(97)	(245)
End of period	16,459	$ 82,521	584	$ 1,792	15,875	$ 80,729

During the six month period ended June 30, 2002, the Company acquired 97,000 common shares for total consideration of $244,990 pursuant to its current normal course issuer bid. These shares are held in treasury for resale in the future.

c) Stock Options
Under the Company's stock option plan there were 1,710,000 options outstanding at June 30, 2002 with a weighted average price of $4.64. There were no options granted or cancelled during the period.

The following table summarizes information about fixed stock options outstanding at June 30, 2002:

Number of Shares (thousands)	Exercise Price Range	Weighted-Average Remaining Years of Contractual Life	Weighted-Average Exercise Price
130	$3.00-$3.80	3.5	$ 3.55
522	$3.90-$4.90	1.4	$ 4.12
1,058	$5.00-$5.70	1.3	$ 5.04
1,710		1.5	$ 4.64

d) Warrants
As at June 30, 2002, the Company has 1,052,632 warrants outstanding with an exercise price of $3.75 expiring in June 2003. There were no warrants exercised or cancelled during the period.

No carrying values have been assigned to the warrants.

7. Related Party Transactions

During the six month period ended June 30, 2002, the Company paid remuneration to directors and officers in the amount of $207,740 (2001 – $280,479).

8. Segmented Information

Industry Information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

Geographic Information

The Company's only source of revenue for the six month period ended June 30, 2002 arose from interest earned on corporate cash reserves. The Company has non-current assets in the following geographic locations:

	June 30 2002	December 31 2001
Canada	$ 10,673	$ 11,116
Peru	12,210	13,996
Chile	453	451
China	244	126
Argentina	1,646	1,659
	$ 25,226	$ 27,348

9. Joint Ventures

Certain of the Company's exploration and development projects are held pursuant to non-operating joint venture agreements. The Company also conducted certain of its exploration activities through operating joint venture entities which were terminated in 2001. The Company's proportionate share of the assets, liabilities, expenses and cash flows of these joint ventures, which has been included with the assets, liabilities, expenses and cash flows of the Company, is as follows:

	June 30, 2002			December 31, 2001		
	Projects Subject to Joint Venture Agreement	Operating Joint Ventures	Total Joint Ventures	Projects Subject to Joint Venture Agreement	Operating Joint Ventures	Total Joint Ventures
Accounts receivable	$ (26)	$ –	$ (26)	$ (57)	$ 1	$ (56)
Resource properties	10,457	–	10,457	10,111	–	10,111
	$ 10,431	$ –	$ 10,431	$ 10,054	$ 1	$ 10,055
Net cash outflows relating to resource properties	$ –	$ –	$ –	$ 1,964	$ 418	$ 2,382

Southwestern Resources Corp.

PO Box 10102
Suite 1650
701 West Georgia Street
Vancouver, BC
Canada V7Y 1C6

Telephone (604) 669 2525
Fax (604) 688 5175

www.swgold.com
swg@swgold.com